LETTER OF AGREEMENT

This letter of agreement between and among Who’s Your Daddy, Inc. (formerly Snocone Systems Inc.) (“WYDY”) and each of AJW Partners, LLC, AJW Offshore, Ltd, AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC (the “Holders”) relates to the terms of repayment of the Callable Secured Convertible Notes dated April 29, 2005 and the Filing Notes dated October 5, 2005 (the “Notes”) issued by WYDY to the Holders and other matters set forth herein.

Upon execution of this letter of agreement, the parties agree that any and all rights and remedies of the Holders resulting from nonpayment of the Notes pursuant to any and all prior loan agreements, as set forth herein below, including all amendments thereto, shall be stayed until May 6, 2006, and shall be cancelled thereafter pending the full and faithful performance of WYDY as set forth herein.

The parties hereto agree that this letter of agreement will supersede all current agreements and that, during this “stay” period, the Holders shall not be permitted to declare WYDY, its agents, assigns or nominees to be in default or in breach of any prior agreement, nor will Holders be permitted to exercise any conversion rights they may have had under any prior agreement.

Upon execution hereon the parties shall cause their respective counsel to prepare a more formal agreement reflecting the terms herein if deemed necessary.

Structure: The Holders’ Notes will be restructured as set forth herein. Repayment of the Holder’s Notes, upon the terms herein, will supersede and replace the current arrangements with the Holders. The Holder’s Notes will not be convertible and any previously-issued warrants issued to Holders will be cancelled.

Term of Repayment:

1.	WYDY shall repay Holders pro-rata a total of $2,400,000.

2.	WYDY shall issue one six-year warrant, pro-rata to the Holder’s, to purchase a total of 200,000 shares of the Company’s common stock at an exercise price of $1.00 per share.

3.	Total repayment shall occur on or before May 6th , 2006.

4.	Following receipt of the total repayment described herein, all of the following agreements, forms, security interests, and issued securities will be terminated:

  The Securities Purchase Agreement and the Notes and Stock Purchase Warrants issued by the Company to each of the Holders on April 29, 2005;
  the Security Agreement dated April 29, 2005 between the Company and the Holders;
  the Intellectual Property Security UCC-1 dated April 29, 2005 between the Company and the Holders;
  the Registration Rights Agreement between the Company and the Holders dated April 29, 2005 the Guarantee and Pledge Agreement dated April 29, 2005;
  the Amended Agreement between the Company and the AJW Entities dated October 5, 2005
  Collectively the (“Terminated Agreements”).

5.	Following receipt of the total repayment described herein, the Holders shall cause to be executed and filed UCC-3 release forms for any previously filed UCC-1 forms.

6.

If for any reason WYDY fails to perform as set forth herein this letter agreement will become completely null and void in the event full payment of the Notes is not made by May 6, 2006. In the event the full payment is not made by May 6th, the agreement will revert back to the original documents and the company will not be absolved of any claims, penalties, and liabilities that may have accrued against them to date.

The Holders hereby acknowledge and agree that there are no claims, rights, damages, costs (including costs of suit and attorneys’ fees and expenses), demands, causes of action, liabilities and/or suits, of whatever nature, character, type or description, existing or potential, known or suspected, that have been, could have been or. in the future, might be asserted by such Holder against the Company or any of its stockholders, officers, directors, employees, agents, representatives, successors and/or assigns, arising out of facts or circumstances occurring at any time on or prior to the date hereof and in any way relating to the Terminated Agreements.

For good and valuable consideration, receipt of which is hereby acknowledged, and upon the receipt of final payment described herein, each of the undersigned Holders fully, unconditionally, irrevocably and without reserve releases and discharges each of the Company and its stockholders, officers, directors, employees, agents, representatives, successors and assigns from any and all claims, existing or potential, known or suspected, that it now has, ever had from the beginning of time or might in the future have against the Company arising out of or in any way relating to any rights, facts or circumstances referred to in preceding paragraph other than in connection with the Terminated Agreements.

This letter of agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A signed counterpart of this letter of agreement may be delivered by a fax machine or electronic mail and shall be binding to the same extent as an original signed counterpart.

IN WITNESS WHEREOF, the parties have hereto caused this letter of agreement to be executed by their duly authorized representatives as of April 13, 2006.

AJW PARTNERS, LLC	WHO'S YOUR DADDY, INC.
By: SMS Group, LLC
By: ________________________
By: ________________________	Dan Fleyshman, President
Title: __________________

AJW OFFSHORE, LTD.
By: First Street Manager, II, LLC

By: ________________________
Title: __________________

AJW QUALIFIED PARTNERS, LLC
By: AJW Manager, LLC

By: ________________________
Title: __________________

NEW MILLENNIUM CAPITAL
PARTNERS II, LLC
By: First Street Manager II, LLP

By: ________________________
Title: __________________